EXHIBIT 99.(14)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the references to our firm under the captions “Questions and Answers; Investment Adviser, Sub-Advisor and Other Service Providers; Other Service Providers; Form of Plan of Reorganization and Termination; and Financial Highlights” in the Proxy Statement/Prospectus included in this Registration Statement (Form N-14) of American Beacon Funds (the “Registration Statement”).
We also consent to the incorporation by reference of our report dated December 30, 2021, with respect to the financial statements and financial highlights of American Beacon Mid-Cap Value Fund (one of the funds constituting American Beacon Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2021 into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Dallas, Texas
June 30, 2022